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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1 (B) (C),
                AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(B)

                               (AMENDMENT NO. 2 )*


                          Poniard Pharmaceuticals, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.02 par value per share
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                         (Title of Class of Securities)

                                    732449301
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                                 (CUSIP Number)


                                 April 25, 2007
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 732449301                     13G                          PAGE 2 of 7
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1.        NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Abingworth Management Limited
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |_|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          ENGLAND
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                                 5.       SOLE VOTING POWER

                                          0
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       2,473,786
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         0
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          2,473,786
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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,473,786
--------- ----------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  |_|
          CERTAIN SHARES

--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.1%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          CO
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                                   Page 2 of 7
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CUSIP NO. 732449301                     13G                          PAGE 3 of 7
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1.        NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Abingworth LLP
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |_|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          ENGLAND
--------------------------------------------------------------------------------
                                 5.       SOLE VOTING POWER

                                          0
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       2,473,786
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         0
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          2,473,786
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,473,786
--------- ----------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  |_|
          CERTAIN SHARES

--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.1%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          PN
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                                   Page 3 of 7
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CUSIP NO. 732449301                     13G                          PAGE 4 of 7
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NOTE THAT THIS SCHEDULE HAS BEEN FILED BY ABINGWORTH LLP AS ITS INITIAL SCHEDULE
13G AND BY ABINGWORTH MANAGEMENT LIMITED ("ABINGWORTH MANAGEMENT") AS AN AMENDMENT TO A PREVIOUSLY FILED SCHEDULE 13G.

ITEM 1(A). NAME OF ISSUER: Poniard Pharmaceuticals, Inc., formerly NeoRx Corporation (the "Issuer")

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              7000 Shoreline Court, Suite 270
              South San Francisco, CA 94080

ITEM 2(A). NAME OF PERSONS FILING: Abingworth Management and Abingworth LLP. The foregoing individuals are each a "Reporting Person" and collectively referred to as the "Reporting Persons."

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address for each Reporting Person is Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

ITEM 2(C). CITIZENSHIP: Abingworth Management is a corporation organized under the laws of England. Abingworth LLP is a limited liability partnership organized under the laws of England.

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $0.02 par value per share (the "Common Stock")

ITEM 2(E).    CUSIP NUMBER: 732449301

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned:

              Abingworth Management is the manager of Abingworth Bioventures IV LP ("ABV IV") and Abingworth Bioventures IV Executives LP ("ABV IV Execs"). As of December 31, 2007, ABV IV is the record owner of 576,297 shares of Common Stock; and ABV IV Execs is the record owner of 4,942 shares of Common Stock. In addition, ABV IV is the record owner of warrants which are immediately exercisable for 159,348 shares of Common Stock and ABV IV Execs is the record owner of warrants which are immediately exercisable for 1,366 shares of Common Stock. As the manager of ABV IV and ABV IV Execs, Abingworth Management may be deemed to beneficially own the shares of Common Stock and warrants exercisable for shares of Common Stock held by ABV IV and ABV IV Execs.

              Abingworth LLP is the manager of Abingworth Bioventures V LP ("ABV V") and Abingworth Bioequities Master Fund LTD ("ABE"). As of December 31, 2007, ABV V is the record owner of 737,501 shares of Common Stock and ABE is the record owner of 797,904 shares of Common Stock. In addition, ABE is the record owner of warrants which are immediately exercisable for 196,428 shares of Common Stock. As the manager of ABV V and ABE, Abingworth LLP may be deemed to beneficially own the shares of Common Stock and warrants exercisable for shares of Common Stock held by ABV V and ABE.

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CUSIP NO. 732449301                     13G                          PAGE 5 of 7
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              As investment decisions for the investment funds managed by
              Abingworth Management (ABV IV and ABV IV Execs) and Abingworth LLP (ABV V and ABE) are made by investment committees comprised of substantially the same individuals, each of Abingworth Management and Abingworth LLP may be deemed to beneficially own 2,473,786 shares of Common Stock, which represents the shares of Common
              Stock and warrants exercisable for shares of Common Stock held by ABV IV, ABV IV Execs, ABV V and ABE.

              (b) Percent of Class:

              Abingworth Management and Abingworth LLP may each be deemed to beneficially own 7.1% of the outstanding Common Stock of the Issuer.

              The foregoing percentage is calculated based on the 34,657,814 shares of Common Stock reported to be outstanding as of November 1, 2007 as reported in the Issuer's Form 10-Q filed with the Securities Exchange Commission on November 8, 2007.

              (c) Number of shares as to which such person has:

                      (i) sole power to vote or to direct the vote: see line 5
                          of cover sheet.

                      (ii) shared power to vote or to direct the vote: see line
                           6 of cover sheet.

                      (iii) sole power to dispose or to direct the disposition:
                            see line 7 of cover sheet.

                      (iv) shared power to dispose or to direct the disposition:
                           see line 8 of cover sheet.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 732449301                     13G                          PAGE 6 of 7
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2008


ABINGWORTH MANAGEMENT LIMITED


By: /s/ James Abell
   ---------------------------
    Name: James Abell
    Title: Executive Director


ABINGWORTH LLP


By: /s/ James Abell
   ---------------------------
    Name: James Abell
    Title: Member

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CUSIP NO. 732449301                     13G                          PAGE 7 of 7
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                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Poniard Pharmaceuticals, Inc.


Date:  February 14, 2008


ABINGWORTH MANAGEMENT LIMITED

By: /s/ James Abell
   ---------------------------
    Name: James Abell
    Title: Executive Director


ABINGWORTH LLP


By: /s/ James Abell
   ---------------------------
    Name: James Abell
    Title: Member